F-Y
3/13

08027929

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westwood Capital Holdings dba Westwood Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 33rd Floor
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew J. Pechinski, Managing Director 212-867-3200 x232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fesnak And Associates, LLP
(Name – *if individual, state last, first, middle name*)

1777 Sentry Parkway W, Gwynedd Hall, Ste. 400, Blue Bell, PA 19422
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25/08

OATH OR AFFIRMATION

I, Matthew J. Pechinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westwood Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director

Title

Chavone L. Crespo

Notary Public

CHAVONE L. CRESPO
Notary Public, State of New York
NO. 01CR6165875
Qualified in New York County
Commission Expires May 14, 20 11

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Westwood Capital Holdings, LLC)

Financial Statements and
Independent Auditors' Report

December 31, 2007

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)
Table of Contents
December 31, 2007

Pages

This report* contains (check all applicable boxes):

		Independent Auditors' Report	1
(x)	(a)	Facing Page	
(x)	(b)	Statement of Financial Condition	2
(x)	(c)	Statement of Operations	3
(x)	(d)	Statement of Changes in Member's Equity	4
(x)	(e)	Statement of Cash Flows	5
( )	(f)	Statements of Changes in Liabilities Subordinated to Claims Of General Creditors	
		Notes to Financial Statements	6-10
(x)	(g)	Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934	11-12
(x)	(h)	Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934	13
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to 15c3-3 Under the Securities and Exchange Act of 1934	
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3	12
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation	
(x)	(l)	An Affirmation	
( )	(m)	A Copy of the SIPC Supplemental Report	
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or found to have Existed since the Date of the Previous Audit	
(x)	(o)	Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14-15
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Account Pursuant to Rule 171-5	

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

FESNAK
and associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS + MANAGEMENT CONSULTANTS

Independent Auditors' Report

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (a wholly-owned subsidiary of Westwood Capital Holdings, LLC) as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fesnak and Associates, LLP

February 27, 2008

1777 SENTRY PARKWAY WEST, GWYNEDD HALL, SUITE 400, BLUE BELL, PA 19422 ■ TEL 267.419.2200 ■ FAX 267.419.2222

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	222,236
Restricted certificate of deposit		103,000
Due from clients		213,591
Due from employees		739
Employee loan receivable		11,701
Prepaid expenses		2,092
Property and equipment, net		170,135
Total assets	$	723,494

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses and total liabilities	$	273,074
Commitments and contingencies		-
Member's equity		450,420
Total liabilities and member's equity	$	723,494

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Operations
For the year ended December 31, 2007

Revenues:		
Investment banking fees	$	3,557,109
Interest income		7,074
Reimbursed expenses		347,687
Total revenues		3,911,870
Expenses:		
Payroll, benefits and other compensation		2,095,721
Commissions		659,060
Bad debt expense		65,098
Business taxes		17,558
Client expenses		347,687
Depreciation and amortization		38,159
Office supplies and expenses		97,595
Other expenses		137,338
Professional fees		316,484
Rent		260,339
Telephone and postage		86,059
Total expenses		4,121,098
Net loss	$	(209,228)

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2007

Balance at January 1, 2007	$	596,648
Net loss		(209,228)
Capital contributions by member		63,000
Balance at December 31, 2007	$	450,420

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Cash Flows
For the year ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (209,228)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	38,159
Interest income on employee loan added to principal	(4,282)
Bad debt expense	65,098
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Due from clients	(192,544)
Prepaid expenses	24,853
Increase in:	
Accounts payable and accrued expenses	55,769
Net cash used in operating activities	(222,175)
Cash flows from investing activities:	
Increase in restricted cash	(105)
Decrease in due from employees	2,786
Purchase of property and equipment	(17,537)
Net cash used in investing activities	(14,856)
Cash flows from financing activities:	
Contributions by member	63,000
Repayment of advances to member	110,488
Net cash provided by financing activities	173,488
Net decrease in cash and cash equivalents	(63,543)
Cash and cash equivalents at beginning of year	285,779
Cash and cash equivalents at end of year	$ 222,236

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)
Notes to Financial Statements
December 31, 2007

1. Nature of Activities and Summary of Significant Accounting Policies:

This summary of significant accounting policies of Westwood Capital, LLC (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activities:

The Company was incorporated as a limited liability company on May 19, 1995 and will continue in existence until May 19, 2025. The Company's broker-dealer registration, pursuant to Section 15(b) of the Securities Exchange Act of 1934, became effective on November 15, 1996 along with its membership in the National Association of Securities Dealers, Inc. now known as FINRA.

The Company engages in investment banking activities, specializing in the private placement of securitized debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent").

Revenue Recognition:

Investment banking fee income is generally recognized when the related transaction closes.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

1. Nature of Activities and Summary of Significant Accounting Policies, continued:

Receivables from Clients:

Receivables from clients are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients.

Property and Equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from three to ten years.

Income Taxes:

The Company, a limited liability company, is not required to prepare a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting income or loss, based on their respective share of income and expenses, as reported for income tax purposes.

2. Due from Clients:

Due from clients represents unbilled reimbursable client expenses and fees for services performed.

3. <u>Property and Equipment:</u>

Property and equipment consisted of the following:

Furniture and fixtures	$ 114,300
Office and computer equipment	173,175
Leasehold improvements	127,235
	414,710
Less accumulated depreciation and amortization	(244,575)
	$ 170,135

4. <u>Member's Equity:</u>

Pursuant to the Limited Liability Company Operating Agreement, income, losses and cash distributions are allocated to the members based on their ownership percentages.

5. <u>Net Capital Requirements:</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of -$50,933, which was $69,147 below its required net capital of $18,214. The Company's ratio of aggregate indebtedness to net capital was -5.36 to 1.

On January 11, 2008, cash was collected from a client receivable balance, that was classified as a nonallowable asset at December 31, 2007, that put the Company back into compliance with minimum net capital rules.

The Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 includes a comment on a material inadequacy relating to the computation of net capital. A copy of this report is currently available at the principal office of the SEC and the SEC regional office in New York, New York.

6. <u>Related Party Transactions:</u>

<u>Employee Loan Receivable:</u>

Employee loan receivable represents funds advanced to an employee of the Company. The loan bears interest at 10%, is unsecured and due on demand.

6. Related Party Transactions, continued:

Due From Employees:

Due from employees represents funds advanced to employees of the Company. The advances are non-interest bearing, unsecured and due on demand.

Transactions with a Related Party:

Revenues include approximately $900,000 of fees from an entity whose management includes one of the Company's principal members. At December 31, 2007, due from clients includes approximately $100,000 due from this entity.

7. Commitments and Contingencies:

Commitments:

The Company has an operating lease agreement to rent office space which expires December 31, 2014 and includes scheduled increases in rental payments. The excess of the straight line rent expense recognized for financial reporting purposes over actual required payments is expensed in the financial statements. A $97,750 letter of credit which is collateralized by a $103,000 certificate of deposit at December 31, 2007 collateralizes the lease. The Company rents desk space to an individual on a month to month basis. Rental income was $44,000 for 2007, which is recognized as an offset against rent expense.

The following is a schedule of future annual minimum payments as of December 31, 2007:

For the years ending December 31,		
2008	$	278,960
2009		287,254
2010		295,797
2011		304,596
2012		313,658
Thereafter		655,601
Total minimum lease payments	$	2,135,866

7. Commitments and Contingencies, continued:

Contingencies:

The Company is from time-to-time involved in certain legal actions and customer disputes arising in the ordinary course of business. In the opinion of management, the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

8. Major Client:

In 2007, three clients represented approximately 77% of the Company's investment banking fees.

9. Concentration of Credit Risk:

The Company provides credit, in the normal course of business, to its clients. These clients are not concentrated in any particular industry or specific geographic region. The Company performs ongoing credit evaluations of the clients and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. The Company generally does not require collateral with regard to extending credit to clients. At December 31, 2007, three clients accounted for approximately 78% of due from clients.

The Company maintains its cash accounts primarily with a bank located in New York and in a money market mutual fund. The total cash balances are insured by the FDIC up to $100,000 per bank. The Company has cash balances on deposit at December 31, 2007 that exceeded the balance insured by the FDIC by approximately $222,000.

10. Retirement Plan:

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible participants. Contribution expense for 2007 was $27,121.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

Total member's equity		$ 450,420
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		450,420
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		450,420
Deductions and/or charges		
Nonallowable assets:		
Restricted certificate of deposit	$ 103,000	
Due from clients	213,591	
Due from employees	739	
Employee loan receivable	11,701	
Prepaid expenses	2,092	
Property and equipment, net	170,135	
	501,258	
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges		501,258
Net capital before haircuts on securities positions (tentative net capital)		(50,838)
Haircuts on securities:		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Stocks and warrants	-	
Options	-	
Undue concentrations	-	
Money market fund	(95)	(95)
Net capital		$ (50,933)

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission, continued
As of December 31, 2007

Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 273,074
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 273,074
Computation of basic net capital requirement	
Minimum net capital required	$ 18,214
Excess net capital	$ (69,147)
Excess net capital at 1,000 percent	$ (78,240)
Ratio: Aggregate indebtedness to net capital	-5.36 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 20,370
Audit adjustments:	
Underaccrual of expenses	(71,303)
Net capital per above	$ (50,933)

WESTWOOD CAPITAL, LLC **SCHEDULE II**

(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2007

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

Westwood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

In planning and performing our audit of the financial statements of Westwood Capital, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1777 SENTRY PARKWAY WEST, GWYNEDD HALL, SUITE 400, BLUE BELL, PA 19422 • TEL 267.419.2200 • FAX 267.419.2222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as discussed above. The Company's procedures to identify unpaid expenses incurred for 2007 were not adequate resulting in a $71,303 adjustment to the financial statements and the fourth quarter focus report and a $69,147 net capital deficiency. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Westwood Capital, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as discussed in the preceding paragraph, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fernah and Associates, LLP

February 27, 2008

END